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          Based on the foregoing, and having regard for such legal
considerations as we have deemed relevant, we are of the opinion that the 2005 Notes and the 2008 Notes each have been duly authorized and when authenticated by the Trustee in accordance with the Indenture, and delivered to and paid for by the underwriters pursuant to the Underwriting Agreement, dated April 30, 1998 among the Company and the underwriters named therein, will constitute valid and legally binding obligations of the Company entitled to the benefits of the Indenture, subject, as to enforcement, to (i) bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or other similar laws relating to or affecting the enforcement of creditors' rights generally and (ii) general equitable principles (regardless of whether enforcement is considered in a proceeding in equity or at law).

          We hereby consent to the use of this opinion as an exhibit to the Company's Current Report on Form 8-K dated April 30, 1998 and to the use of our name under the heading "Legal Opinions" in the Prospectus and Prospectus Supplement. In giving this consent, we do not thereby concede that we come within the category of persons whose consent is required by the Securities Act or the General Rules and Regulations promulgated thereunder.

                                    Very truly yours,



                                    SHEARMAN & STERLING



DC/LLJ/LC